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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: August 31, 2015 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER
CUSIP NUMBER

(Check one):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2014
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PORTUGAL TELECOM, SGPS, S.A.
Full Name of Registrant

Former Name if Applicable

Av. Fontes Pereira de Melo, 40
Address of Principal Executive Office (Street and Number)

Lisboa, Portugal 1069-300
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As of the date of the filing of this letter, the Company has not yet finalized its consolidated financial statements in the form to be included in its Annual Report on Form 20-F as of and for the fiscal year ended December 31, 2014 (the “Form 20-F”), nor the other disclosures required in that Form 20-F, which include, without limitation, certain disclosures related to the business of Oi, S.A., whose Annual Report on Form 20-F as of and for the fiscal year ended December 31, 2014 will not be filed as of the date of the filing of this letter. In addition, the Company’s recently appointed independent registered public accounting firm has not completed its audit of these financial statements in the form to be included in the Form 20-F.  On December 18, 2014, Deloitte & Associados, SROC, SA submitted its resignation as independent registered public accounting firm for the Company with respect to the fiscal year ended December 31, 2014.  On March 16, 2015, the Company announced that its Audit Committee has approved the appointment of BDO & Associados — SROC, Lda. as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2014.  Given the ongoing preparation of the consolidated financial statements of the Company in the form to be included in the Form 20-F and the ongoing preparation and review of the Form 20-F by the Company and the audit of the financial statements for the fiscal year ended December 31, 2014 by its new independent registered public accounting firm, the Company’s Board of Directors has determined that it cannot file its Form 20-F by the April 30, 2015 deadline without unreasonable effort or expense. The Company currently expects that the Company and its new independent registered public accounting firm will have completed their procedures by May 15, 2015 and that the Company will be in a position to file its annual report on Form 20-F with the U.S. Securities and Exchange Commission on that date.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	João Manuel de Mello Franco	(+351 21)	500-1701
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As of the date of the filing of this letter, the Company has not yet finalized its consolidated financial statements in the form to be included in its Form 20-F, nor the other disclosures required in that Form 20-F, which include, without limitation, certain disclosures related to the business of Oi, S.A., whose Annual Report on Form 20-F as of and for the fiscal year ended December 31, 2014 will not be filed as of the date of the filing of this letter. In addition, the Company’s recently appointed independent registered public accounting firm has not completed its audit of the financial statements for the fiscal year ended December 31, 2014 in the form to be included in the Form 20-F.  The Company’s consolidated financial statements and required disclosures for the fiscal year ended December 31, 2014 are expected to differ from the financial statements and corresponding disclosures for prior fiscal years, primarily due to the impact of Company’s participation in the share capital increase of Oi S.A. on May 5, 2014 (the “Oi Share Capital Increase”), in which the Company transferred to Oi S.A. (a) all of its operating assets, except interests held directly or indirectly in Oi S.A., Contax Participações and the Company’s subsidiary Bratel B.V. and (b) all of the Company’s liabilities at the time of the transfer, in return for common shares and preferred shares of Oi S.A. As a result of the Oi Share Capital Increase, the Company no longer consolidates the results of operations of its former “Telecommunications in Portugal” segment for the period from May 5, 2014 through December 31, 2014.  In addition, the Company expects to reclassify its results of operations for the years ended December 31, 2013 and 2012 to present its former “Telecommunications in Portugal” segment as discontinued operations.  The Company expects that its Form 20-F will report net revenues for the fiscal years ended December 31, 2014 and 2013 of €0 (compared to net revenues for the fiscal year ended December 31, 2013, prior to the reclassification of its “Telecommunications in Portugal” segment as discontinued operations, of €2,911.2 million) and expects that its Form 20-F will report net income of €(289.2) million for the fiscal year ended December 31, 2014, compared to €388.0 million for the fiscal year ended December 31, 2013.  A more detailed discussion of results of operations will be included in the Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Form 20-F.

Forward-Looking Statements

This notification includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “expects,” “intends,” “anticipates” and similar terms and phrases are used in this notification to identify forward-looking statements. Risks, uncertainties and assumptions that could affect the Company’s forward-looking statements include, among other things, any changes to our anticipated financial results as a result of our independent registered public accounting firm completing its audit of the Company’s financial statements, the ability of us and our auditors to confirm information or data identified in the review, our ability to complete and file future periodic filings with the SEC on a timely basis and other risks and uncertainties discussed more fully in the Company’s filings with the SEC, including those discussed under “Risk Factors” in our 1934 Act Reports.  Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

PORTUGAL TELECOM, SGPS, S.A.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 30, 2015	By	/s/ João Manuel de Mello Franco
		Name:	João Manuel de Mello Franco
		Title:	Chairman of the Board of Directors,
Principal Executive Officer and
Principal Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).